Asiamart, Inc.
Room 1508 Peninsula Square
18 Sung On Street
Hunghom, Kowloon, Hong Kong

April 23, 2009

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Ta Tanisha Meadows

Re:	Asiamart, Inc. Amendment #2 to Form 8-K Filed March 2, 2009 File No. 000-27145

Dear Ms. Meadows:

Reference is made to your comment letters dated March 5 and April 10, 2009 regarding the above matter.  On behalf of Asiamart, Inc. (the “Company” or “Registrant”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 10, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

1.
Please state whether the decision to dismiss C&H was approved or recommended by the Board of Directors or an audit or similar committee of the Board of Directors.  Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

Response:   The Company has revised the first paragraph of Item 4.01(a) in the 8-K/A filed concurrently with this letter on April 23, 2009, to disclose that the board of directors of the Company approved the dismissal of C&H on February 25, 2009.

Very truly yours,

/s/ Sau Kwong Leung

Sau Kwong Leung
Chief Operating Officer
Asiamart, Inc.